Mark Crone
Managing Partner
mcrone@cronelawgroup.com

Eleanor Osmanoff
Partner
eosmanoff@cronelawgroup.com

VIA EDGAR

January 17, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Trade and Services

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Amy Geddes, Lyn Shenk, Rucha Pandit and Donald Field

Re:	Re: JX Luxventure Ltd Form 20-F for Fiscal Year Ended December 31, 2022 Filed May 12, 2023 File No. 001-35715

Ladies and Gentlemen:

On behalf of our client, JX Luxventure Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 2, 2024 (the “Comment Letter”), relating to the above-referenced annual report on Form 20-F for the year ended December 31, 2022, as amended by Amendment No. 1, dated May 15, 2023, Amendment No. 2, dated August 31, 2023, and Amendment No. 3, dated October 31, 2023 (collectively, the “Annual Report”). Concurrently with the submission of this letter, the Company is filing Amendment No. 4 to the Annual Report (“Amendment No. 4”).

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. All references in this response letter to the Annual Report include the references to Amendment No. 4 to the Annual Report. Unless we provide express references to page numbers in Amendment No. 4, the page references in the text of this response letter correspond to the page numbers stated in the Comment Letter.

Amendment No. 3 to Form 20-F for Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 1

1. We note the revised disclosure in response to comment 5, specifically that you have concluded that the company and its PRC subsidiaries “have obtained all necessary licenses and approvals required for our operations in China” after “consulting [y]our PRC legal counsel.” We also note your representation on page 22 that, based “on the advice of PRC counsel,” you “are not subject to the review or prior approval of the CAC or the CSRC.” Please clarify whether “consulting [y]our PRC legal counsel” and relying on the “advice” of counsel is the same as relying on the “opinion” of counsel. If so, please revise in all applicable areas to specifically state that the company has relied on the opinion of counsel. If not, please state as much and explain why such an opinion was not obtained.

Response: In response to this Staff’s comment, the Company revised its disclosure on page 1 of Item 3, as well as on page 22, stating that we are relying on the opinion of its PRC counsel in concluding that the Company and its PRC subsidiaries have obtained all necessary license and approvals required for its operations in China.

United States Securities and Exchange Commission
January 17, 2024

Critical Accounting Policies

Revenue Recognition

Revenue from selling of airline-ticket, page 81

2. Please revise your disclosure either here, in your comparative discussion of operating results, and/or in the footnotes to your financial statements to include a disaggregation of revenue based on the categories detailed in your response to our previous comment 7. Specifically address the relationship between the disaggregated revenue and revenue information that is disclosed for each reportable segment. Refer to the guidance in paragraphs 114-115 of IFRS 15. In the alternative, please revise to disclose that tourism packages and Model B sales are insignificant to revenues.

Response: In response to this Staff’s comment, the Company revised the disclosures in our comparative discussion of operating results as presented in Page 73 of Amendment No. 4 and Note 8 of the financial statements, which included revenue for each reportable segment of the Company. As shown on the table of Note 8, based on our determination of potential trends, the revenue for tickets purchased and revenue recorded from sales of tourism packages are insignificant compared to the Company’s total travel service revenue.

3. As requested in our previous comment 9, please quantify for us in your response the cost of sales associated with revenues earned from Customer A.

Response: In response to this Staff’s comment, the Company states that the cost of sales associated with revenues earned from Customer A was US$73.78 million during the year ended December 31, 2022.

4. The following comments pertain to what we have previously referred to as Model A airline ticket sales, which comprise almost the entirety of your Tourism revenues. We note your response to comments 10 and 11. Please tell us whether your return and replacement guarantees are provided on all airline ticket sales and whether you charge an additional fee for guaranteed return or replacement. Please tell us the terms of the return and replacement guarantees that you provide to your customers including:

●	the conditions in which your customers are able to return or replace their tickets;

●	what each of the return and replacement guarantees provide to customers;

●	when customers are able to obtain a return or replacement; and

●	any other relevant terms.

Please also tell us what happens to returned or replaced air tickets.

Response: In response to this Staff’s comment, the Company provides the following explanation:

Using Model A, the Company operates as a supplier of airline tickets to our business customers (travel agencies that are operators of online airline ticket platforms). First, we purchase the tickets and acquire control over the tickets from airlines. Then, we sell these tickets and transfer these rights to the customers of travel agencies who are end customers This model allows us to offer our business customers the service of dealing directly with our Company with respect to the airline tickets, instead of dealing with the airlines, and this service includes ticket returns. We provide return and replacement guarantees on all airline ticket sales without charging an additional fee for guaranteed return or replacement.

Below are details of the terms of our return and replacement guarantees that we provide to our customers:

Return terms:

The conditions in which your customers are able to return or replace their tickets

✓	Our business customers are permitted to return the tickets at any time prior to departure, and we accept all returns without additional conditions attached.

What each of the return and replacement guarantees provide to the customers

✓	We guarantee our business customers a refund, prior to the flight departure.

United States Securities and Exchange Commission
January 17, 2024

When customers are able to obtain a return or replacement?

✓	Our customers are able to obtain a return immediately upon request from the end customers.

●	Prior to the flight departure, passengers (the end customers of the platform operated by our business customers) can request a return of their tickets through our business customers. Since we maintain control over the airline tickets, we provide the service of ticket return (additional service of offering different and better return policy compared to airline company offered) to our business customers. Consequently, our business customers cannot interact directly with the airlines, and the airlines do not accept requests from our customers regarding the airline ticket.

●	The refund amount received by the end customers depends on the lead time, which is the duration between the ticket return request and the flight’s departure time. Generally, the closer the request is made to the departure time, the smaller the refund amount. This policy aligns with many Chinese airline companies, where a shorter lead time results in a lesser refund amount. During the refund process, the end customers, through our business customers, interact directly with the Company, instead of interacting with airlines.

●	If these passengers are unable to board the flight due to special circumstances such as illness, emergencies, or other force majeure events, they will receive the full amount of the original purchase cost. Our full refund policy offers better return than those provided by Chinese airline companies. During such a refund process, the end customers, through our business customers, interact directly with the Company instead of interacting with airlines.

●	Our business customers are required to provide a security deposit. Such a deposit is needed in order to provide refunds to the end customers when such customers request such refunds. We are maintaining a minimum amount of such security deposit. Using this arrangement, the end customers receive the ticket refund immediately upon request.

When we refund our business customers, we may receive a lesser amount of the refund from airlines than the amount we refund our business customers due to the following reasons:

1	We guarantee our business customers the full refund of the ticket’s purchase price when their end customer (the passenger) is unable to travel due to illness, emergencies, or force majeure events. While we provide them with the full refund, we may not receive an equivalent refund amount from airlines because the airlines treat these tickets as standard returns, which could result in a lesser amount of the refund than what we initially paid. Under standard returns terms, when we request a ticket return from the airline close to the departure time, the refund amount we receive from the airline decreases. Consequently, we incur a loss as part of this guaranteed return policy.

2	Our business customers initially return the tickets to us. We then return these same tickets back to the airline. This sequence creates a time gap between when we receive the ticket and when we submit the return to the airline. This time gap could result in the Company receiving less than the reimbursement offered to our customers or not receiving any refund at all from the airline. Airlines have a specific time window for accepting returned tickets. If we miss this window, we are unable to return the ticket. Consequently, there are instances when, after we have refunded our customers, we are unable to claim any cash from the airline companies because we missed the last effective claim time.

3.	When tickets are returned to the airline within the time window, the closer the return request is made to the departure time, the smaller the refund amount we receive from the airline. Due to the time gap between when we receive the ticket and when we submit the return to the airline, it shortens the time for us to make refund request to the airline. As such, the refund amount we receive may not equate to the amount we reimburse our business customers, resulting in a loss. We are a company in the airline ticket supply chain that bears the cost of this return policy.

United States Securities and Exchange Commission
January 17, 2024

We offer our business customers a full refund policy compared to services of airlines, which we believe is one of our competitive advantages. Our business customers do not interact directly with the airlines and the airlines do not accept any request from our business customers. They prefer to work with us because they can deal with us directly, eliminating complications associated with dealing with airlines. Our favorable return policy enables our business customers to provide a superior product and experience to their end customers, the passengers. However, this business practice does expose us to inventory risks and potential losses from returns.

If an airline cancels flights, it will replace the airline tickets, and we will extend the same service to our business customers. During fiscal year ended 2022 and 2021, we have not charged additional fee and have not incurred additional cost for ticket replacements. As a result, both our revenue and costs associated with the replacement of airline tickets were zero.

5. You state you recognized $965,000 and $917,000 “as losses” in 2022 and 2021, respectively, related to these guarantees. Please tell us:

●	the portion of these amounts related to returns and replacements separately;

✓	the losses were only related to returns; we do not have any replacement losses

●	where these amounts were classified on your statements of comprehensive loss;

✓	these amounts were recorded on our statements as deductions of revenue and deductions of cost of revenue as a net effect;

●	the journal entries you recognize for a return and for a replacement;

✓	When we accept returns from our customers, we recognize them using the following abbreviation:

o	Debit. revenue AA

o	Credit. Accounts receivable: AA

✓	When we apply returns from airlines, we recognize it as follows:

o	Debit. Accounts payable: BB

o	Credit. Cost of revenue: BB

As explained in our response to Comment 4, we incurred losses on a net basis. For illustration purposes, $965,000 loss in fiscal year 2022 represents the amount of AA-BB.

●	whether there were any amounts received or recognized as credits to your statements of comprehensive loss that had the effect of offsetting the amounts of losses you incurred (such as refunds from airlines or travel agencies and their end customers); and

✓	We did not receive or recognize any amounts as credits to our statements of comprehensive loss that to offset the amounts of losses we incurred.

●	whether the amounts above include a provision for expected losses or whether these amounts were actual losses.

✓	These amounts were actual losses without any provision for expected losses.

Response: In response to this Staff’s comment, please see responses from the Company to each question of the Staff directly below each such question.

6. We note your response to comment 11. In response to comment 8, you state that the travel agencies provide you with only the flight number and date when soliciting you for a bid. Please clarify for us, if correct, that you are then bidding against other airline ticket suppliers for the same ticket on the same flight. In your response, you reference prices suggested by the airlines and that you make a determination on the viability of that price and may adjust it. Please tell us whether your evaluation process is automated or performed manually.

Response: In response to the Staff’s comment, the Company provides the following explanation:

The Company is bidding against other airline ticket suppliers for the same ticket on the same flight. We manually set the amount of the discount on our system, but the bidding process will the automated. For example, we manually set a 1% discount on the reference price in our system, and once it is set, all bid price is automatically 1% less than reference price provided by our business customer.

United States Securities and Exchange Commission
January 17, 2024

7. You state that the travel agency customers ask ticket suppliers for a bid when they receive a customer bid. Please tell us the nature of the end consumer’s “bid,” including whether the bid states a “bid” price and, if so, how the end consumer’s bid price is determined.

Response: In response to this Staff’s comment, please find the following explanation from the Company:

The more accurate description of a bid is a price quote request. Once our business customers, travel agencies, receive a price quote request from their customers, they ask ticket suppliers like we are to submit a bid. To be best of our knowledge, the price quote request from the end customers is usually based upon the reference price quoted by airlines. When we decide to participate in order to win the bidding process, we would normally submit a slightly discounted price compared to the price provided by our business customers.

8. You state there is normally a suggested price recommended by the airline that you then either accept, decrease, or increase the final offering price based upon your analysis of the market. Please describe for us the latitude you have in adjusting your final offering price based on competitive factors and the degree to which your final offering price typically differs from the airline’s suggested price and in which direction it differs. Please also tell us whether travel agency customers have knowledge of the price recommended by the airline.

Response: In response to this Staff’s comment, the Company provides the following explanation.

Our latitude in adjusting our final offering price is based upon the following factors:

The performance target set by airlines: Airline companies establish specific sales targets that ticket suppliers like we aim to meet. When we achieve these sales targets, we can use leverage in subsequent purchase negotiations, it enables us to negotiate using more favorable discount prices. To attain these targets, we strategically offer higher discount ratios to our business customers, thereby securing ticket sales and progressing towards our sales objectives. Once we meet these targets, we may adjust our bidding strategies to seek higher prices, thereby optimizing our profit margins.

Working Capital: It is crucial for our business to maintain adequate working capital. This will allow us to participate in bidding processes at competitive prices.

9. You also state you “may make the safe assumption that the suggested price is the price quoted by our business customer.” Please clarify whether the travel agencies are quoting you a price and, if not, what this statement means.

Response: In response to this Staff’s comment, the Company responds as follows: to the best of our understanding, the travel agencies quote price for their customers, end customers, based on the price quoted by airline companies to its end customers. To the best of our knowledge, the travel agencies determine this price based on the fare suggested by the airline companies. Once they receive a purchase request, they forward this information to ticket suppliers like we are for bidding.

10. You state travel agencies “choose” to purchase tickets from intermediaries like you rather than directly from the airlines. As requested in our prior comment, please tell us whether your travel agency customers also buy tickets directly from airlines and, if they do, why and under what circumstances they chose to purchase from you rather than directly from the airlines. Please also tell us whether it is typical for travel agencies in China to purchase airline tickets through an intermediary such as yourself rather than directly from the airlines. To the extent known, please tell us how your prices compare to those made available by the airlines to the travel agencies directly.

Response: In response to this Staff’s comment, the Company states that, to the best of the Company’s knowledge, travel agencies, which our current business customers, do not purchase tickets directly from airlines. The model of buying tickets through intermediaries like the Company is typical for Chinese online travel agencies that are our business customers. We do not have knowledge of how our price is compared to the prices made available from airline directly to travel agencies.

United States Securities and Exchange Commission
January 17, 2024

11. You state the reason travel agencies choose your model is because it “delegate[s] the low profit and high working capital of airline ticket procurement business to intermediaries like us rather than from airlines.” Please clarify what you mean by “rather than from airlines.”

Response: in response to this Staff’s comment, the Company clarifies that the phrase “rather than from airlines” means that travel agencies do not purchase tickets directly from airlines. Under this arrangement, they are dealing directly with the Company instead of dealing with the airlines for the purchases of airline tickets.

12. With regard to your principal versus agent assessment under IFRS 15 for Model A airline tickets, you state your conclusions with regard to certain indicators of control by asserting you bear inventory risks, provide additional services (guaranteed return or replacement), and have discretion in setting the price. However, you do not directly address your assessment of control of the specified good (i.e., right to fly via air tickets) under 15.33 nor explain your assessment of each of the indicators of control and how they support your principal versus agent assessment. Therefore, please tell us:

●	The relevant contractual terms (rights and obligations) between you and the travel agency, the other party involved in providing the specified goods or services (i.e., the airline), and the end consumer (if any contractual relationship exists between you and the end consumer);

●	Based solely on the definition of control in paragraph 15.33 and the explanation of how control is obtained in paragraph 15.B35A, your assessment of whether and how you controlled the specified goods or services before transferred to the end consumer;

●	If control was not clear based on the above guidance and you required additional evidence to reach a control conclusion:

o	Your assessment of each of the following indicators of control in paragraph 15.B37 (and all other relevant facts and circumstances):

▪	Primary responsibility for fulfillment

▪	Inventory risk

▪	Discretion in pricing; and

o	Your assessment of whether and how evidence related to these indicators of control supported that you controlled the specified good or service before transferred to the end consumer.

For example, address whether and how you have the ability to direct the use of, and obtain substantially all of the remaining benefits from, the air tickets before they are transferred to the customer. Tell us how you assessed primary responsibility for fulfillment, how you have inventory risk, and the degree to which you have price discretion.

Response: In response to this Staff’s comments, the Company provides the following explanation:

We are engaged to provide airline tickets pursuant to service contracts executed between our business customers and us. First, we purchase the ticket and acquire control over the airline tickets, then we combine it with the additional right of return on the original right of the ticket, and then sell the ticket and directly transfer these rights to the customers of travel agencies. Since we obtain control over the airline tickets, we offer our business customers the service of dealing directly with our company in relation to the airline tickets, rather than with the airlines. This service includes ticket returns. We provide return guarantees for all airline ticket sales without charging an additional fee for this guarantee.

We assert that we meet the definition of “control” under IFRS 15.33 and IFRSB35A. IRFS 15.33 states that “Control” is the ability to direct the use of and obtain substantially all of the remaining benefit from goods or services (or prevent others from doing so).

This determination is based on our practice of purchasing tickets from airlines at a price discounted compared to what they would offer to the public. This practice grants us control over the rights to each flight purchased. Furthermore, we possess the ability to directly transfer these rights to the customers of travel agencies once the transaction is finalized. This, we believe, clearly demonstrates that we obtain control over the airline tickets.

United States Securities and Exchange Commission
January 17, 2024

When our business customers request a return, they return the airline tickets to us directly. The airline companies do not accept direct returns from our customers or passengers, and they do not use our customers’ or passengers’ return request time to calculate our return rate. This indicates that we are the party that controls the tickets.

We also have the latitude to determine our selling price to our customers. After deducting the return loss incurred during our control ticket process, we have the remaining benefit of reselling the tickets. Based upon the analysis above, we believe we meet the definition of control in accordance with IFRS 15.33.

IFRS 15: B35A states: When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any one of the following:

a.	A good or another asset from the other party that it then transfers to the customer.

b.	A right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf.

c.	A good or service from the other party that it then combines with other goods or services in providing the specified good or service to the customer.

If the entity obtains control over one of the above before the good or service is transferred to a customer, the entity could be considered a principal.”

We purchase the tickets and acquire control over the tickets from the airlines. Combining this with the services of dealing with our company directly, including a different and better return policy than that offered by the airline, for the airline ticket, we meet the term defined in IFRS 15:B35A(c) and should be considered as a principal.

Using Model A, we function as a supplier of airline tickets to our business customers, who operate online airline ticket platforms. We acquire the tickets and the associated control rights from airlines, and subsequently sell these tickets and direct the control rights to our business customers. Consequently, we satisfy the control criterion stipulated under IFRS 15: B35A (C).

By purchasing and taking control of tickets from airlines initially, and subsequently selling these tickets and direct the control rights to our business customers, our company is able to provide a service that allows these customers to interact directly with us in relation to the airline tickets, rather than with the airlines. This service includes a superior return policy compared to those of the airlines, which we consider to be one of our competitive advantages. Our business customers prefer to collaborate with us because they can communicate with us directly, thereby avoiding the complications associated with dealing with airlines. Our business customers are not able to interact directly with the airlines and the airlines do not accept any request from our business customers regarding the airline tickets. As a result, we fulfill the requirement of “combining with other goods or services in providing the specified good or service to the customer” under IFRS 15: B35A(c).

Based upon the analysis above, we believe we meet the requirements of a principal under IFRS 15: B35A (C) IFRS 15: B35A (C).

United States Securities and Exchange Commission
January 17, 2024

We further believe we exercise control by meeting the three elements required in IFRS 15.B37.

1 Primary Responsibility of Fulfilment. We purchase tickets directly from airlines and subsequently resell them to our customers. Our return policy, which is agreed upon with our business customers, differs from and offer better terms than the airlines’ return terms. We arrange airlines to make flights according to the schedule, if anything changes, we handle with our customers to change or return the tickets. When a business customer or end passenger requests a return, we are the sole party to process the return in accordance with the agreed-upon terms. Our customers are neither able nor permitted to return tickets directly to the airlines. After the tickets are resold, we assume full credit risk for the collection of ticket proceeds. These facts demonstrate that we are the primary party responsible for fulfillment.

2 Inventory Risks: We accept all returns of airline tickets prior to departure. Upon accepting these returns, we may incur a loss when returning them to the airline. We bear the loss of ticket returns due to the time gap between the customer’s return to us and our return to the airlines. In certain special cases, we accept full-price returns, a policy not shared by the airlines. This demonstrates that we assume the inventory risk once the tickets are transferred to customers.

3 Discretion in Pricing: We purchase airline tickets at a fixed price and determine the selling price. We may opt to offer a lower price to our business customers to meet sales objectives, or alternatively, we may choose to offer a higher price to achieve greater profits. The determination of our selling price is influenced by market conditions and our strategic objectives. Therefore, we exercise discretion in pricing.

Based upon the analysis above, we exercise control of the airline tickets and should be treated as principal.

Notes to Financial Statements

32. Share Capital and Share Premium, page F-41

13. We note your response to our prior comment 14 as well as the disclosure added here that the number of shares in Note 32 does not reflect the 1:10 reverse stock split effective on April 26, 2023. Please revise the disclosure here and elsewhere in your filing to retrospectively restate the number of shares to reflect the reverse split. Refer to the guidance in SAB Topic 4C and FASB ASC 505-10-S99-5.

Response: In response to this Staff’s comments, the Company revised its disclosures in Note 32 of the financial statements, reflecting the post-split number of shares retrospectively.

Please feel free to contact me should you require additional information at (917) 679-5931 or eosmanoff@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eleanor Osmanoff
Eleanor Osmanoff